[redacted]

SE ~~barcode~~ OMMISSION
9

09041174

SEC Mail Processing Section
NOV 18 2009
Washington, DC
122

KY 11/23

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8- 36712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Taylor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle, Suite 100
(No. and Street)

Brentwood (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Daugherty 615-372-1350 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 11/23

OATH OR AFFIRMATION

I, Barbara G. Daugherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Securities Inc, as of 9-30-09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara G. Daugherty
Signature

Secretary-Treasurer
Title

Martha S. Mason
Notary Public

MARTHA S. MASON NOTARY PUBLIC AT LARGE WILLIAMSON COUNTY, TN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

KraftCPAs
PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

We have audited the accompanying statements of financial condition of Taylor Securities, Inc. (the "Company") as of September 30, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Securities, Inc. as of September 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
November 12, 2009

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

TAYLOR SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 225,087	$ 217,063
Deposit with clearing broker - Note 4	25,000	25,000
Commissions receivable	12,718	20,645
Other	1,048	533
TOTAL ASSETS	$ 263,853	$ 263,241
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses - Note 5	$ 4,497	$ 10,778
STOCKHOLDERS' EQUITY		
Common stock, $1 stated value; 2,000 shares authorized, 1,250 shares issued and outstanding	1,250	1,250
Additional paid-in capital	28,100	28,100
Retained earnings	230,006	223,113
TOTAL STOCKHOLDERS' EQUITY	259,356	252,463
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 263,853	$ 263,241

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
REVENUES		
Commissions	$ 966,455	$ 1,364,855
Registered investment advisor fees	227,132	243,602
TOTAL REVENUES	1,193,587	1,608,457
OPERATING EXPENSES - Note 5	1,186,677	1,601,659
OPERATING INCOME	6,910	6,798
OTHER INCOME		
Interest and dividend income	759	4,880
EARNINGS BEFORE STATE INCOME TAXES	7,669	11,678
STATE INCOME TAX EXPENSE	776	37
NET EARNINGS	$ 6,893	$ 11,641

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE - OCTOBER 1, 2007	$ 1,250	$ 28,100	$ 211,472	$ 240,822
NET EARNINGS	-	-	11,641	11,641
BALANCE - SEPTEMBER 30, 2008	1,250	28,100	223,113	252,463
NET EARNINGS	-	-	6,893	6,893
BALANCE - SEPTEMBER 30, 2009	$ 1,250	$ 28,100	$ 230,006	$ 259,356

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from securities companies and investors	$ 1,201,514	$ 1,607,793
Cash paid to suppliers and employees	(1,193,247)	(1,601,796)
Cash paid for income taxes	(487)	(37)
Other	(515)	1,911
Other income received	759	4,880
NET CASH PROVIDED BY OPERATING ACTIVITIES	8,024	12,751
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,024	12,751
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	217,063	204,312
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 225,087	$ 217,063

RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2009	2008
Net earnings	$ 6,893	$ 11,641
Adjustments to reconcile net earnings to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	7,927	(664)
Other	(515)	1,911
Decrease in operating liabilities:		
Accounts payable and accrued expenses	(6,281)	(137)
TOTAL ADJUSTMENTS	1,131	1,110
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 8,024	$ 12,751

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF OPERATIONS

Taylor Securities, Inc. (the "Company") is engaged in the securities business, primarily handling mutual fund and bond trade transactions and providing investment advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Accounting standards codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162.* This statement modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification (the "ASC" or "Codification") is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. This statement applies beginning September 30, 2009.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Furniture and fixtures

Furniture and fixtures are stated at $7,016 acquisition cost, less accumulated depreciation in the same amount. Depreciation is computed using the straight-line method over the 5-year estimated useful life of the assets. Furniture and fixtures were fully depreciated as of September 30, 2009 and 2008. Depreciation expense was $-0- for 2009 and 2008.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Accordingly, all federal taxable income and losses pass through to the individual stockholders for inclusion in their personal income tax returns, and the Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax (cash method) bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through and cleared by Raymond James and Associates, Inc. ("Raymond James") or by written subscription agreements between investment companies and investors, with the Company acting as introducing broker dealer.

Registered investment advisor fees

Registered investment advisor fees are recognized as earned on a pro rata basis over the term of the contract.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In July 2006, the FASB issued guidance clarifying the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This guidance prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also covers derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of this guidance for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt these provisions in its 2010 financial statements. The provisions are to be applied to all tax positions upon initial application. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption. Prior to adopting the guidance, the Company will continue to evaluate uncertain tax positions and related income tax contingencies in accordance with GAAP, which requires annual accrual for losses that are considered probable and can be reasonably estimated, or disclosure for losses that are considered reasonably possible and/or cannot be reasonably estimated.

The Company is currently evaluating the impact, if any, of the adoption of this guidance on the financial statements.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between September 30, 2009 and November 12, 2009, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Cash balances are maintained at two financial institutions. The cash deposited in Avenue Bank totaling $30,760 is insured by the Federal Deposit Insurance Corporation (FDIC). The Emergency Economic Stabilization Act of 2008 temporarily increased FDIC coverage from $100,000 to $250,000 per depositor, effective October 3, 2008 through December 31, 2009. On May 20, 2009, the Helping Families Save Their Homes Act extended the temporary increase in FDIC coverage through December 31, 2013. The cash deposited in the Raymond James brokerage account in the amount of $219,327 is protected by the Customer Asset Protection Company (CAPCO) as described below. In considering the credit risk, the Company periodically evaluates the stability of its financial institutions. The Company has not experienced any losses in such accounts, and its management believes cash is not exposed to significant credit risk.

Investments are subject to market risk, the risk inherent in a fluctuating market. The broker-dealer that is the custodian of the Company's securities is covered by the Securities Investor Protection Corporation (SIPC), which provides limited protection to investors. SIPC coverage is limited to specified investor-owned securities (notes, bonds, mutual funds, investment company securities and registered securities) held by an insolvent SIPC member at the time a supervising trustee is appointed. The SIPC also protects against unauthorized trading in the Company's security account. SIPC coverage is limited to $500,000 per customer, including $100,000 for cash that is on deposit as a result of a security transaction. Accounts held by the broker-dealer are also covered through the Customer Asset Protection Company. Under this program, cash and fully paid securities are not subject to a dollar amount limitation. The SIPC and additional protection do not insure against market risk.

There are multiple business risks associated with operating the Company. It trades with a limited number of counter-parties which include institutional money managers, national broker-dealers, regional broker-dealers and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company due to changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counter-party may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

NOTE 4 - DEPOSIT WITH CLEARING BROKER

In connection with its correspondent clearing agreement with Raymond James, the Company has agreed to maintain a $25,000 deposit account with Raymond James. The deposit is held in a Raymond James money market fund and is returnable to the Company following termination of the correspondent clearing agreement within thirty days of the closing or transfer of all of the Company's customers' accounts. Therefore, the deposit has been classified as a current asset, but is non-allowable for the purpose of net capital computation per current Securities and Exchange Commission ("SEC") rules and regulations.

NOTE 5 - RELATED PARTY TRANSACTIONS

Accounts payable to a stockholder for commissions totaled $3,970 and $9,469 at September 30, 2009 and 2008, respectively.

Total salaries, bonuses, and commissions included in operating expenses that were paid to stockholders and other related parties amounted to $665,459 and $981,330 in 2009 and 2008, respectively.

The stockholders of the Company are also stockholders of an affiliate that provides office space, management and administrative services to the Company. In addition to the amounts paid to stockholders and other related parties noted in the preceding paragraph, fees paid by the Company to the affiliate for services rendered amounted to $444,962 and $543,572 in 2009 and 2008, respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company had net capital as defined of $229,421, which was $179,421 in excess of its required net capital of $50,000. The Company's net capital ratio was .02 to 1.

SUPPLEMENTAL SCHEDULES

TAYLOR SECURITIES, INC.

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2009

TOTAL STOCKHOLDERS' EQUITY	$ 259,356
LESS NONALLOWABLE ASSETS AND HAIRCUTS	
Prepaid income taxes	1,048
Raymond James restricted account	25,000
Haircuts - money market funds maintained with clearing broker at 2%	3,887
TOTAL NONALLOWABLE ASSETS AND HAIRCUTS	29,935
NET CAPITAL (AGREES TO COMPANY'S SEPTEMBER 30, 2009 UNAUDITED FOCUS REPORT - PART IIA)	$ 229,421
NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 179,421
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 4,497
TOTAL AGGREGATE INDEBTEDNESS	$ 4,497
EXCESS NET CAPITAL AT 1000%	$ 228,971
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.96%

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2009

The net capital computed on Page 12 and the Company's computation of net capital on its September 30, 2009 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2009

Not applicable.

TAYLOR SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

SEPTEMBER 30, 2009

None

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Taylor Securities, Inc. (the "Company") as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
November 12, 2009

KraftCPAs
PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2009, which were agreed to by Taylor Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Taylor Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Taylor Securities, Inc.'s management is responsible for Taylor Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Noted that there were no overpayments applied to the current assessment on Form SIPC-7T.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

KraftCPAs PLLC

Nashville, Tennessee
November 12, 2009

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-036712 FINRA SEP
TAYLOR SECURITIES INC
100 WINNERS CIR N STE 100
BRENTWOOD TN 37027-5012

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Barbara Daugherty 615-372-1350

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

   B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)
   1-09-2009
   Date Paid

   C. Assessment balance due 0

   D. Interest computed on late payment (see instruction E) for______days at 20% per annum

   E. Total assessment balance and interest due (or overpayment carried forward) $ 0

   F. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as E above) $ 0

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Taylor Securities, Inc.
(Name of Corporation, Partnership or other organization)

Barbara G. Daugherty
(Authorized Signature)

Secretary-Treasurer
(Title)

Dated the 22 day of October, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 9/30, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 557,799
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	480,152
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	19,658
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	2,027
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): interest and dividends	79
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	501,916
2d. SIPC Net Operating Revenues	$ 55,883
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than

TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES AND INDEPENDENT ACCOUNTANTS' REPORTS

SEPTEMBER 30, 2009 AND 2008

TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
INDEPENDENT ACCOUNTANTS' REPORTS

SEPTEMBER 30, 2009 AND 2008

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